EXHIBIT 1

Ernst-Günter Afting, Ph.D., M.D.

Meisenweg 21

D-82152 Krailling

Germany

BY OVERNIGHT MAIL

AND FACSIMILE (858-210-3759)

August 8, 2012

Sorrento Therapeutics, Inc.

6042 Cornerstone Ct. West, Suite B

San Diego, California 92121

Attention: Corporate Secretary

Stockholder Nomination of Directors

Dear Sir or Madam:

I, Ernst-Günter Afting, am the owner of record of 925,430 shares of common stock, par value $0.0001 per share (“Common Stock”), and the beneficial owner of an additional 40,000 shares of Common Stock, of Sorrento Therapeutics, Inc., a Delaware corporation (the “Company”). In accordance with Section 1(2)(c) of Article I of the Company’s Bylaws (the “Bylaws”), I hereby nominate the following persons to stand for election to be directors of the Company at the Company’s next annual meeting of its stockholders (the “2012 Annual Meeting”): Henry Ji, Kim D. Janda, M. Scott Salka, David Webb, Cam Gallagher, Richard Vincent and Ernst-Günter Afting (collectively, the “Nominees”). Based on the Company’s proxy materials filed with the Securities and Exchange Commission (the “SEC”) on July 31, 2012, the 2012 Annual Meeting is scheduled to take place on September 6, 2012. According to the Bylaws, nominations for director candidates may be submitted to the Company’s secretary not later than the close of business on August 10, 2012 for voting/consideration at the 2012 Annual Meeting. Capitalized terms used without definition herein shall have the meanings provided in the Bylaws.

Dr. Henry Ji is the beneficial owner of 58,404,032 shares of the Company’s Common Stock. Dr. Kim Janda is the beneficial owner of 197,500 shares of the Company’s Common Stock. Mr. M. Scott Salka has no beneficial ownership of the Company’s Common Stock. Dr. David Webb is the beneficial owner of 12,500 shares of the Company’s Common Stock. Mr. Cam Gallagher has no beneficial ownership of the Company’s Common Stock. Mr. Richard Vincent is the beneficial owner of 225,000 shares of the Company’s Common Stock. Each of the above nominees and I have consented to be nominated (Henry Ji, Kim D. Janda, M. Scott Salka, David Webb, Cam Gallagher, Richard Vincent and I are sometimes collectively referred to herein as the “Group”). Ernst-Günter Afting, as the “nominating person”, is the “Record Stockholder” as defined in the Bylaws and is solely proposing the Nominees. Except as set forth in this letter, there are no “affiliates” or “associates” of the Nominating Person or the Nominees.

It is my firmly held belief that the Company is in need of new leadership and a fresh perspective on the Board of Directors of the Company (the “Board”). The election of Henry Ji, Ph.D., Kim D. Janda, Ph.D., M. Scott Salka, David Webb, Ph.D., Cam Gallagher, Richard Vincent and Ernst-Günter Afting, all experienced, individually or collectively, with deep antibody and industry expertise, broad understanding of the operational, pre-clinical and clinical development, financial and strategic issues facing public and private companies both domestically and internationally, should significantly improve the oversight function of the Board.

This letter provides the information required by Section 1(4) of Article I of the Bylaws (“Section 1(4)”). While I am complying with Section 1(4) of the Bylaws, I expressly reserve the right to challenge the validity and lawfulness of certain purported requirements set forth therein, and nothing herein shall constitute a waiver of such rights or claims. Please note that due to the extensive disclosure requirements set forth in Section 1(4) of the Bylaws, many of which are duplicative or redundant, the information provided herein and in the attachments to this letter shall be deemed responsive to all relevant provisions of the Bylaws notwithstanding any specific reference to a particular section or sections of the Bylaws. As provided in Section 1(4), subject to reserving my rights to challenge the legality or appropriateness of certain provisions of Section 1(4), I will provide any updates or supplements to this notice in the times and in the forms required by Section 1(4).

Solicitation Statement

I will deliver a proxy statement and form of proxy to holders of at least the percentage of voting power of all of the shares of capital stock of the Company reasonably believed by me to be sufficient to elect the nominees proposed to be nominated by me.

Information Required by Section 1(4)(c) of the Bylaws

Stockholder Information:

Dr. Henry Ji (“Ji”), age 48, PO Box 3531, 6099 Rancho Diegueno, Rancho Santa Fe, CA 92067 (residential) and 6042 Cornerstone Court, Suite B, San Diego, CA 92121 (business). Shares of Common Stock held of record by Ji: 43,154,032. Shares of Common Stock directly or indirectly beneficially owned by Ji, as defined in Section 1(4)(c) of the Bylaws (which number includes the shares owned of record): 58,404,032, comprised of 75,000 shares of Common Stock issuable pursuant to stock options exercisable within 60 days of August 7, 2012, 6,250,000 deemed to be beneficially owned by Dr. Ji in his capacity as one of three controlling persons in the Hongye SD Group, LLC and 52,154,032 shares of common stock held in family trusts, of which Dr. Ji is a co-trustee with his wife Vivian Q. Zhang. Each of Dr. Ji and Vivian Q. Zhang, while acting as co-trustees, have the power to act alone and have those actions binding on both trustees and the trusts’ assets, including voting and dispositive power over the shares of common stock held by the family trusts.

Dr. Kim Janda (“Janda”), age 54, 5787 La Jolla Corona Drive, La Jolla, CA 92037 (residential) and 10550 N. Torrey Pines Road, 8CC-582, La Jolla, CA 92037 (business). Shares of Common Stock held of record by Janda: 0. Shares of Common Stock directly or indirectly beneficially owned by Janda, as defined in Section 1(4)(c) of the Bylaws: 197,500, comprised of Common Stock issuable pursuant to stock options exercisable within 60 days of August 7, 2012.

M. Scott Salka (“Salka”), age 50, PO Box 3577, Rancho Santa Fe, CA 92067 (residential and business). Shares of Common Stock held of record by Salka and shares of Common Stock directly or indirectly beneficially owned by Salka, as defined in Section 1(4)(c) of the Bylaws: 0.

Dr. David Webb (“Webb”), age 67, 2747 Llama Court, Carlsbad, CA 92009 (residential and business). Shares of Common Stock held of record by Webb: 0. Shares of Common Stock directly or indirectly beneficially owned by Webb, as defined in Section 1(4)(c) of the Bylaws: 12,500, comprised of Common Stock issuable pursuant to stock options exercisable within 60 days of August 7, 2012.

Cam Gallagher (“Gallagher”), age 43, 3888 Quarter Mile Drive, San Diego, CA 92130 (residential and business). Shares of Common Stock held of record by Gallagher and shares of Common Stock directly or indirectly beneficially owned by Gallagher, as defined in Section 1(4)(c)of the Bylaws: 0.

Richard Vincent (“Vincent”), age 49, 4732 Finchley Terrace, San Diego, CA 92130 (residential) and 6042 Cornerstone Court, Suite B, San Diego, CA 92121 (business). Shares of Common Stock held of record by Vincent: 0. Shares of Common Stock directly or indirectly beneficially owned by Vincent, as defined in Section 1(4)(c) of the Bylaws: 225,000, comprised of Common Stock issuable pursuant to stock options exercisable within 60 days of August 7, 2012.

Dr. Ernst-Günter Afting (“Afting”), age 69, Meisenweg 21, D-82152 Krailling, Germany (residential and business). Shares of Common Stock held of record by Afting: 925,430. Shares of Common Stock directly or indirectly beneficially owned by Afting, as defined in Section 1(4)(c) of the Bylaws (which number includes the shares owned of record as well as 40,000 shares of Common Stock issuable pursuant to stock options exercisable within 60 days of August 7, 2012): 965,430.

Disclosable Interests:

Ji does not hold any synthetic equity, Derivative Instrument, “short” interests or other interests or arrangements described in Section 1(4)(c)(ii) of the Bylaws.

Janda does not hold any synthetic equity, Derivative Instrument, “short” interests or other interests or arrangements described in Section 1(4)(c)(ii) of the Bylaws.

Salka does not hold any synthetic equity, Derivative Instrument, “short” interests or other interests or arrangements described in Section 1(4)(c)(ii) of the Bylaws.

Webb does not hold any synthetic equity, Derivative Instrument, “short” interests or other interests or arrangements described in Section 1(4)(c)(ii) of the Bylaws.

Gallagher does not hold any synthetic equity, Derivative Instrument, “short” interests or other interests or arrangements described in Section 1(4)(c)(ii) of the Bylaws.

Vincent does not hold any synthetic equity, Derivative Instrument, “short” interests or other interests or arrangements described in Section 1(4)(c)(ii) of the Bylaws.

Afting does not hold any synthetic equity, Derivative Instrument, “short” interests or other interests or arrangements described in Section 1(4)(c)(ii) of the Bylaws.

Other than Afting, no person has or is expected to contribute more than $500 towards financing the solicitation of proxies in favor of electing the Nominees or opposed to the election of any other persons nominated to stand for election for directorships at the 2012 Annual Meeting. There are no other participants (as defined in the SEC’s proxy rules) in the proxy solicitation other than Afting at this time. Afting may engage a proxy solicitation firm at an appropriate time, but has not yet done so. Except as described in this letter, no person or entity has lent money or entered into any arrangement for financing or otherwise inducing the purchase, sale or holding of securities by any of the Nominees, or in support of Dr. Afting or in opposition to any other candidate for election to the Board.

Below is a schedule of all transactions in securities (including but not limited to derivative securities, options and short sales) of the Company by Afting during the past two years. No portion of the consideration used by Afting to buy any securities of the Company was borrowed or otherwise obtained for the purpose of acquiring or holding such securities.

SCHEDULE OF ALL TRANSACTIONS IN SECURITIES OF

SORRENTO THERAPEUTICS, INC. OVER THE PAST TWO YEARS

BY ERNST-GÜNTER AFTING

Description	Date (yyyy-mm-dd)	Buy or Sell	Quantity	Price	Purchase Price/ Proceeds

Company Common Stock	2010-12-21	Buy	360,000	$0.14	-$50,400.00

Company Common Stock	2011-06-14	Buy	7,500	$0.07	-$525.00

During the past ten years, none of Ji, Janda, Salka, Webb, Gallagher, Vincent or Afting have been the subject of any bankruptcy or state insolvency proceedings, convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or subject to any pending criminal proceedings. Ji, Janda, Salka, Webb, Gallagher, Vincent and Afting are not involved in any material legal proceeding involving the Company and have not had any material interest adverse to the Company. None of the Nominees has a family relationship with any officer, director or employee of the Company or any of its subsidiaries. Ji, Janda, Salka, Webb, Gallagher, Vincent and Afting in the past ten years have not been the subject of any order, judgment or decree enjoining or suspending him from acting in any capacity or engaging in any business practice or any other activity in connection with any violation of any securities or commodities laws.

Transactions with Nominees

The following is a description of transactions or series of transactions since January 1, 2011, or any currently proposed transaction, to which the Company was a party, in which the amount involved in the transaction or series of transactions exceeds the lesser of $120,000 or one percent of the average of the Company’s assets as of December 31, 2011 and December 31, 2010, and in which the Nominating Person or any of the Nominees, had or will have a direct or indirect material interest:

Common Stock Private Placement

According to the Company’s definitive Proxy Statement filed for the 2012 Annual Meeting, on December 29, 2011, the Company entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) with the Donald R. Scifres 2011 Annuity Trust Y (the “Scifres Trust”), an accredited investor, to issue 12,500,000 shares of the Company’s Common Stock in consideration for an aggregate investment of $2.0 million (the “December 2011 Financing”). The December 2011 Financing was completed on December 29, 2011. Pursuant to the Stock Purchase Agreement, as amended, the Company was permitted to sell up to an additional 25,000,000 shares of common stock under the Stock Purchase Agreement to one or more accredited investors on or before May 15, 2012, and the Scifres Trust and its affiliates, together, SDL, had the right, but not the obligation, to purchase up to 6,250,000 of any such securities sold by the Company. Immediately prior to the completion of the December 2011 Financing, SDL held 10.5% of the outstanding shares of the Company’s Common Stock and upon completion of the December 2011 Financing, SDL held 14.8% of the outstanding shares of the Company’s Common Stock.

The Stock Purchase Agreement provides to SDL preemptive rights, except under certain conditions, for SDL to participate in any offer or sale by us of any capital stock or other securities of any type that are, or may become convertible, into capital stock, up to SDL’s pro rata portion, on the same terms, conditions and price provided in any subsequent placement of its securities. SDL’s preemptive rights do not apply to, among others things: (a) shares of common stock, options, warrants or other convertible securities issued to employees or officers or directors or outside consultants or contractors of the Company or any subsidiary pursuant to a plan, agreement or arrangement duly approved by the Board; (b) securities issued in connection with the acquisition of all or a substantial portion of the assets or the business of another entity by the Company; (c) securities issued in connection with a corporate partnering transaction, strategic alliance, technology transfer, license or similar transaction; or (d) any shares of common stock sold at a price equal to or greater than $0.16 per share (as adjusted for any stock splits, stock dividends, stock combinations, and similar events occurring after the date of the Stock Purchase Agreement) (the “Purchase Price”), or any other capital stock or other securities of any type whatsoever convertible into or exchangeable the Company’s Common Stock at a price equal to or greater than the Purchase Price (as adjusted for any stock splits, stock dividends, stock combinations, and similar events occurring after the date of the Stock Purchase Agreement). SDL’s preemptive rights terminate on the earliest of (a) such time as SDL no longer is the owner of 40,000,000 shares of the Company’s Common Stock (as adjusted for any stock splits, stock combinations, and similar events occurring after the date of the Stock Purchase Agreement), (b) December 29, 2016, (c) the date the Company’s Common Stock is listed on a national exchange, or (d) the date of the closing of a sale or other disposition of all or substantially all of the Company’s assets or its merger into or consolidation with any corporation or other entity, in which the holders of the Company’s outstanding voting stock immediately prior to such transaction own, immediately after such transaction, securities representing less than 50% of the Company’s voting power or the surviving entity.

The Stock Purchase Agreement provides that the Company shall have one designee of SDL Ventures, LLC, an affiliate of the Scifres Trust, nominated for election to the Board, subject to approval of the full Board. The SDL-nominee must have relevant industry experience or academic experience and satisfy the independence requirements of the Nasdaq Global Market. The Board nominated M. Scott Salka for election to the Board, and the full Board approved the nomination of M. Scott Salka in February 2012.

The Stock Purchase Agreement provides piggy back registration rights to each investor in the December 2011 Financing, with such rights terminating upon the earlier of (a) seven years from the date of the Stock Purchase Agreement or (b) when such investor is entitled to sell all of the shares purchased pursuant to the Stock Purchase Agreement without volume restriction pursuant to Rule 144.

On May 14, 2012, the Company entered into an Amended and Restated Stock Purchase Agreement with certain accredited investors, to issue an additional 37,500,000 shares of the Company’s Common Stock in consideration for an aggregate investment of $6.0 million (the “May 2012 Financing”). The May 2012 Financing was completed on May 15, 2012. 6,250,000 of the shares were purchased by an investor, Hongye San Diego Group, LLC, of which Dr. Henry Ji, the Company’s interim Chief Executive Officer and Chief Scientific Officer and a Nominee, is a managing director. All other material terms of the Stock Purchase Agreement described above remain unchanged.

Employment and Consulting Agreements

According to the Company’s definitive Proxy Statement filed for the 2012 Annual Meeting, Dr. Henry Ji is a party to an employment letter, entered into as of September 21, 2009 (the “Employment Letter”). Pursuant to the Employment Letter, Dr. Ji is currently employed as the Company’s interim Chief Executive Officer and Chief Scientific Officer. The Employment Letter is for a term of three years from September 21, 2009. Under the Employment Letter, Dr. Ji will receive an initial annual salary of $240,000, and will be eligible to participate in any cash-bonus program and equity award plan in such amounts as the Board or any applicable committee thereof shall determine in its sole discretion. The Employment Letter provides that in the event Dr. Ji’s employment with the Company is terminated prior to the end of the term specified in the Employment Letter for any reason other than for “cause”, then concurrent with such termination, he will be entitled to receive (i) all compensation accrued, but unpaid, up to the date of termination, and (ii) severance in an amount equal to one year of his then-current base salary. In addition, the vesting of all stock options or other equity awards then held by him will accelerate in full and be exercisable for a period of 90 days after any such termination. In the Employment

Letter, “cause” is defined to mean (a) any dishonesty that is intended to materially injure the Company’s business, (b) conviction of any felony, or (c) any wanton or willful dereliction of duties that are not cured after being provided with 30 days written notice. Effective January 1, 2012, the Company’s Compensation Committee increased Dr. Ji’s annual salary to $250,000.

According to the Company’s Proxy Statement for the 2012 Annual Meeting, in January 2010, the Company entered into a consulting agreement with Richard Vincent, an independent contractor serving as the Company’s Chief Financial Officer. As amended, the consulting agreement provides that Mr. Vincent: (i) currently receives a daily retainer of $1,300, and (ii) is eligible for an annual bonus at the sole discretion of the Board or any applicable committee thereof. Either the Company or Mr. Vincent may terminate the consulting agreement at any time.

Janda, Salka, Webb, Gallagher and Afting have no arrangements regarding future employment with the Company or any of its affiliates or any other arrangements or understandings regarding future transactions with the Company other than solely in their capacity as directors of the Company when, as and if re-elected or elected, as applicable. There are no arrangements or understandings between any Nominee and any other person pursuant to which he was selected by the Nominating Person as a nominee to the Board.

No Nominee has failed to file on a timely basis reports related to the Company that are required by Section 16(a) of the Exchange Act.

The Nominating Person believes that each of the Nominees other than Dr. Ji and Mr. Vincent would be considered “independent directors” should they be re-elected or elected, respectively, to the Board.

BIOGRAPHIES OF NOMINEES

Henry Ji, Ph.D. co-founded Sorrento Therapeutics, Inc. in January 2006 and has served as its Chief Scientific Officer since November 2008, as a director since January 2006, and as its Interim Chief Executive Officer since April 2011. Dr. Ji also served as the Company’s Secretary from September 2009 to June 2011. Dr. Ji was appointed to serve as the Company’s Chief Scientific Officer and as a director effective upon the acquisition of Sorrento Therapeutics, Inc. (the post-merger company) in September 2009. Since April 2012, Dr. Ji has served as a managing director of Hongye SD Group, LLC. In 2002, Dr. Ji founded BioVintage, Inc., a research and development company focusing on innovative life science technology and product development, and has served as its President since 2002. From 2001 to 2002, Dr. Ji served as Vice President of CombiMatrix Corporation, a publicly traded biotechnology company that develops proprietary technologies, including products and services in the areas of drug development, genetic analysis, molecular diagnostics and nanotechnology. During his tenure at CombiMatrix, Dr. Ji was responsible for strategic technology alliances with biopharmaceutical companies. From 1999 to 2001, Dr. Ji served as Director of Business Development, and in 2001 as Vice President, of Stratagene Corporation (later acquired by Agilent Technologies, Inc.), where he was responsible for novel technology and product licensing and development. In 1997, Dr. Ji co-founded Stratagene Genomics, Inc., a wholly owned subsidiary of Stratagene Corporation, and served as its President and Chief Executive Officer from its founding until 1999. Dr. Ji is the holder of several issued and pending patents in the life science research field and is the sole inventor of the Company’s intellectual property. Dr. Ji has a Ph.D. in Animal Physiology from the University of Minnesota and a B.S. in Biochemistry from Fudan University.

Dr. Ji has demonstrated significant leadership skills as President and Chief Executive Officer of Stratagene Genomics, Inc. and Vice President of CombiMatrix Corporation and Strategene Corporation and brings more than 17 years of biotechnology and biopharmaceutical experience to his position on the Board. Dr. Ji’s extensive knowledge of the industry in which the Company operates, as well as his unique role in its day-to-day operations as its Interim Chief Executive Officer and Chief Scientific Officer, allows him to bring to the Board a broad understanding of the operational and strategic issues the Company face.

Kim D. Janda, Ph.D. has served as a director of the Company since April 2011. Dr. Janda has served as the Ely R. Callaway, Jr. Chaired Professor in the Departments of Chemistry, Immunology and Microbial Science at The Scripps Research Institute since 1996 and as the Director of the Worm Institute of Research and Medicine at The Scripps Research Institute since 2005. Dr. Janda has also served as a Skaggs Scholar within the Skaggs Institute of Chemical Biology, also at The Scripps Research Institute, since 1996. Dr. Janda holds a B.S. degree from the University of South Florida in Clinical Chemistry and a doctoral degree from the University of Arizona with Robert B. Bates in natural product total synthesis. A hallmark of his research is that Dr. Janda has been able to uniquely combine principles of medicinal chemistry together with modern molecular biology, immunology and neuropharmacology, allowing the creation of both synthetic/natural molecules and processes with biological, chemical and physical properties. Dr. Janda has published over 425 original publications in refereed journals and founded the biotechnological companies CombiChem, Drug Abuse Sciences and AIPartia. Dr. Janda is associate editor of Bioorg & Med. Chem., PloS ONE and serves, or has served, on numerous journals including J. Comb. Chem., Chem. Reviews, J. Med. Chem., The Botulinum Journal, Bioorg. & Med. Chem. Lett., and Bioorg. & Med. Chem. Over a career of almost 25 years, Dr. Janda has provided numerous seminal contributions and is considered one of the first scientists to merge chemical and biological approaches into a cohesive research program. Dr. Janda serves on the Scientific Advisory Boards of Materia, Inc. and Singapore Ministry of Education, EP1 Physical Sciences.

Dr. Janda has almost 25 years of experience in life sciences and a very strong technical expertise relating to the discovery and development of antibody therapeutics, which gives him a unique understanding of the operational challenges and opportunities facing the Company. As an experienced scientist and inventor on multiple patents in the life science industry, Dr. Janda brings critical insights into the operational requirements of a discovery and development antibody company as well as to the overall business and strategies relating to the Company’s ongoing development efforts, and serves as the chair of the Company’s Science Committee.

M. Scott Salka has served as a director of the Company since February 2012. Mr. Salka currently serves as Chief Executive Officer of Aspyrian, CendR and Vesper Biologics, all biotechnology companies. Previously, from 2001 until 2010, Mr. Salka served as Chief Executive Officer of Ambit Biosciences, a biotechnology company in San Diego, California. Since 2009, Mr. Salka has served on the Board of Directors of San Diego State University School of Business and has served on the Board of Directors of BIOCOM, the largest regional life science association in the world, since 2007. Mr. Salka holds an M.B.A. from Carnegie Mellon University and a B.S. in Finance from San Diego State University.

Mr. Salka’s experience as a Chief Executive Officer of multiple biotechnology companies and knowledge of the biotechnology industry bring a great business and practical understanding of the biopharmaceutical industry. Mr. Salka brings a broad understanding of the operational, financial and strategic issues facing companies and his experience in all aspects of early-stage companies provides valuable insight and perspective to the Board.

David Webb, Ph.D. Since 2006 to the present, Dr. Webb has served on the Board of Directors of BIOCOM and Connect, a regional life science program that links inventors and entrepreneurs, and currently serves as the Chairman of BIOCOM. Since August 2011, Dr. Webb has served as a member of the Board of Directors of the La Jolla Institute of Allergy and Immunology, and became Adjunct Professor, Department of Molecular Biology at The Scripps Research Institute in June 2011. Dr. Webb joined Celgene Corporation—San Diego in 2003 as Vice President, Research and in 2006 also became site head, Celgene, San Diego and retired in that role in June 2011. Celgene is a publicly-traded global biopharmaceutical company primarily engaged in the discovery, development and commercialization of innovative therapies designed to treat cancer and immune-inflammatory related diseases. Between 1995 and 2003, he held a series of senior management positions in several biotechnology companies, where he developed and led drug discovery programs focused on inflammation, asthma, cancer and diabetes. These include Syrrx, OSI Pharmaceuticals, and Cadus Pharmaceutical Corporation, where he was Vice President of Research and Chief Scientific Officer from 1995 to 1999 and adjunct professor of Microbiology and Immunology at New York Medical College. From 1987 to 1995, Dr. Webb was at Syntex, Inc., where he held the positions of Distinguished Scientist and later, Director, Institute of Immunology and Biological Sciences and was also a Consulting Professor of Cancer Biology at Stanford University. From 1973 to 1987, he was a member of the Department of Cell Biology, Roche Institute of Molecular Biology and Adjunct Associate Professor at Columbia University, College of Physicians and Surgeons. Dr. Webb earned his Ph.D. in Microbiology/Immunology at Rutgers, The State University of New Jersey-New Brunswick, and a B.A., M.A. in Biology from California State University-Fullerton.

Dr. Webb’s experience and qualifications for Board membership include his extensive background in the drug discovery, pre-clinical and clinical development, organizational development, including strategies and drug development programs, project management from target validation through lead optimization to full drug approval, business development expertise, development and managed research alliances for both domestic and international pharmaceutical and biotechnology companies, international project formation, profit and loss responsibilities, and development and management.

Cam Gallagher currently serves as the sole Managing Director of Nerveda, LLC, a life science seed fund he founded in June 2009. Previously, from September 2007 until June 2009, Mr. Gallagher served as President and Chief Executive Officer of Nerveda, Inc., a privately held specialty pharmaceutical company in San Diego, California. Since January 2009, Mr. Gallagher has served as Chairman of the Board of Directors of DioGenix, Inc., a privately held molecular diagnostic company in Gaithersburg, Maryland. Mr. Gallagher is currently acting as the Senior Vice President of Business Development for Neurelis, Inc., a privately held specialty pharmaceutical company in San Diego, California. From December 2004 through June 2007, Mr. Gallagher served in various senior marketing positions of increasing responsibility at Verus Pharmaceuticals, Inc., a privately held specialty pharmaceutical company in San Diego, California. Mr. Gallagher holds an M.B.A. from the University of San Diego and a B.S. in Business Administration from the Ohio University.

Mr. Gallagher’s experiences in raising capital as a fund manager, President and Chief Executive Officer of a startup company, affiliations with multiple entrepreneurs across various therapeutic areas, and commercialization expertise with various biotechnology companies bring a great business and practical understanding of the Company’s industry. Mr. Gallagher brings a broad understanding of the operational, financial and strategic issues facing companies and his experience in all aspects of early-stage companies provides valuable insight and perspective to the Board.

Richard G. Vincent joined the Company in January 2010, and has served as its Chief Financial Officer, on a part-time basis, since February 2010. Since April 2008, Mr. Vincent has also served as a contract Chief Financial Officer for various other companies, including Elevation Pharmaceuticals, Inc., Genoa Pharmaceuticals, Inc., Meritage Pharma, Inc., Verus Pharmaceuticals, Inc., Chumby Industries, Inc. and Suneva Medical, Inc. From October 2004 to March 2009, Mr. Vincent served as Chief Financial Officer of Verus Pharmaceuticals, Inc., a specialty pharmaceutical company focused on developing and commercializing pediatric drug/device combination products for the treatment of asthma, allergies, and related diseases and conditions. From October 2003 to October 2004, Mr. Vincent served as Chief Financial Officer of Women First HealthCare, Inc., a publicly held specialty pharmaceutical company focused on women’s healthcare and dermatology. Mr. Vincent also served as Senior Director of Finance for Elan Pharmaceuticals, Inc., a public biopharmaceutical company engaged in research, development and commercial activities primarily in neuroscience, autoimmune and severe chronic pain, from October 2001 to October 2003. From November 1995 to October 2001, Mr. Vincent served in various senior management capacities for several wireless and technology companies. From 1987 to 1995, Mr. Vincent held a number of positions with Deloitte & Touche LLP, the last of which was senior manager, where he specialized in emerging growth and publicly-reporting companies. Mr. Vincent became a Certified Public Accountant in California in 1989 and holds a B.S. degree in business with an emphasis in accounting from San Diego State University.

Mr. Vincent brings over 20 years of experience serving in key financial roles (including as chief financial officer for various companies) in a variety of privately-held and publicly-traded companies in the pharmaceutical and biopharmaceutical industries as well as serving in the public accounting industry for over nine years. He combines general business expertise and capital-raising experience, with a deep knowledge of financial matters and financial reporting obligations of a public company. In addition, Mr. Vincent has extensive corporate governance and operational management experience with both privately-held and publicly-traded companies, giving him a deep understanding of the challenges faced by public companies and allowing him to bring a variety of viewpoints and perspectives to the Board.

Ernst-Günter Afting previously served as a director of the Company from September 2009 through April 1, 2010. From 1995 until his retirement in 2006, Dr. Afting served as

President and Chief Executive Officer of the National Research Center for Environment and Health, GSF-National Research Center for Environment and Health GmbH, a governmental research center in Munich, Germany. From 1993 to 1995, he served as President and Chief Executive Officer of Roussel UCLAF, Paris, a pharmaceutical company. He was also a member of the board of directors of the Pharmaceutical Division of Hoechst Group from 1984 to 1993 and was chairman and Chief Executive Officer of the Divisional Pharmaceutical Board of Hoechst from 1992 to 1993. Dr. Afting was a member of the Advisory Committee on Science and Technology to German Chancellor Helmut Kohl from 1996 to 1997 and from 1996 to 2005 was a member of the German National Advisory Committee on Health Research to the State Secretaries of Science, Technology and Health. Dr. Afting has been a member of the medical faculty at the University of Goettingen since 1985. Dr. Afting currently serves on the boards of Intercell AG, Enanta Pharmaceuticals, Inc., and Sequenom. He received his Ph.D. in Chemistry and M.D. from the University of Freiburg/Breisgau, Germany.

With over 20 years of experience serving in key senior executive roles (including as president and chief executive officer) and as an active board member in a variety of privately-held and publicly-traded companies in the pharmaceutical and drug industries, Dr. Afting brings to the Board critical insights into the operational requirements of a public company. Dr. Afting’s experience and knowledge of the global biotechnology industry provides needed information to the Board and management and will be valuable to the Company’s overall business and strategies relating to the Company’s ongoing development efforts and transition to commercial activities.

Consents

The consents of each of the Nominees to (a) being nominated for election to the Board; (b) being named in a proxy statement and other proxy related materials filed with the United States Securities and Exchange Commission as a nominee for election to the Board; and (c) serving as a director on the Board if elected, are attached hereto as Exhibit A.

The Participant

The participant in the potential solicitation of proxies (the “Participant”) from stockholders of the Company is Ernst-Günter Afting, principal business address of Meisenweg 21, D-82152 Krailling, Germany.

Each of Dr. Ji, Dr. Janda, Mr. Salka, Dr. Webb, Mr. Gallagher, Mr. Vincent and Dr. Afting has consented to be nominated for election to the Board at the 2012 Annual Meeting scheduled to be held on September 6, 2012. The Participant may utilize any or all of the following to solicit proxies and otherwise support the effort to elect the Nominees: mail, other courier services, phone calls and meetings with stockholders. The Participant does not currently anticipate engaging a proxy solicitation firm, but may do so if Participant so chooses.

Other than the Participant, no person has or is expected to contribute more than $500 towards financing the solicitation of proxies in favor of electing the Nominees or opposed to the election of any other persons nominated to stand for election for directorships at the 2012 Annual Meeting. There are no participants (as defined in the SEC’s proxy rules) in the proxy solicitation other than the Participant at this time. Except as described herein, no person or entity has lent money or entered into any arrangement for financing or otherwise inducing the purchase, sale or holding of securities by any Participant, or in support of any Participant or in opposition to any other candidate for election to the Board. The Participant is not, and has not within the past year, been a party to any contract, arrangements or understandings with any person with respect to any securities of the Company.

The costs for the proxy solicitation are expected to be borne solely by the Participant. The sole substantial interests in any proxy solicitation in favor of the Nominees and opposed to any other nominees for election to the Board by the Participant are his record and beneficial ownership of shares of Common Stock of the Company and the desire of the Participant to elect the Nominees. In the case of the Nominees, the sole substantial interest in any proxy solicitation in favor of the Nominees and opposed to any other nominees for election to the Board by the Participant is their desire to be directors of the Company.

The Participant is an active board member in a variety of privately-held and publicly-traded companies in the pharmaceutical and drug industries.

The Participant may be deemed to beneficially own, in the aggregate, 965,430 shares (the “Shares”) of the Company’s Common Stock, representing less than 1.0% of the Company’s outstanding Common Stock (based upon the 299,877,135 shares of Common Stock stated to be outstanding as of May 14, 2012 by the Company in the Company’s Form 8-K filed on May 14, 2012. The Participant has sole voting power and sole dispositive power with regard to 965,430 shares of Common Stock, of which 925,430 shares of Common Stock are held of record.

**************

Please confirm receipt of this letter by contacting me at the address set forth above, as well as by e-mail at mediconsult@arcor.de. Please confirm that this submission satisfies the requirements of Section 1 of Article I of the Bylaws to effect the nomination of persons to stand for election for director of the Company at the 2012 Annual Meeting and constitutes timely notice, in accordance with Section 1(3) of Article I of the Bylaws. If I do not hear from you by 5:00 PM, Pacific Time, on August 15, 2012, I will assume that this submission fully satisfies such requirements and that the Company has waived any claim to the contrary. If you have any questions or otherwise wish to communicate further, please contact me directly.

Very truly yours,

/s/ Ernst-Günter Afting
Ernst-Günter Afting, Ph.D., M.D.

Exhibit A

Consents

CONSENT

OF

Ernst-Günter Afting

I, Ernst-Günter Afting, of Meisenweg 21, D-82152 Krailling, Germany hereby consent to: (a) being nominated for election to the Board of Directors of Sorrento Therapeutics, Inc. (the “Board”); (b) being named in a proxy statement and other proxy related materials filed with the United States Securities and Exchange Commission as a nominee for election to the Board; and (c) serving as a director on the Board if elected.

August 7, 2012	/s/ Ernst-Günter Afting
Ernst-Günter Afting

CONSENT

OF

Cam Gallagher

I, Cam Gallagher, of 3888 Quarter Mile Drive, San Diego, CA 92130 hereby consent to: (a) being nominated for election to the Board of Directors of Sorrento Therapeutics, Inc. (the “Board”); (b) being named in a proxy statement and other proxy related materials filed with the United States Securities and Exchange Commission as a nominee for election to the Board; and (c) serving as a director on the Board if elected.

August 7, 2012	/s/ Cam Gallagher
Cam Gallagher

CONSENT

OF

Kim Janda

I, Kim Janda, of 5787 La Jolla Corona Drive, La Jolla, CA 92037 hereby consent to: (a) being nominated for election to the Board of Directors of Sorrento Therapeutics, Inc. (the “Board”); (b) being named in a proxy statement and other proxy related materials filed with the United States Securities and Exchange Commission as a nominee for election to the Board; and (c) serving as a director on the Board if elected.

August 7, 2012	/s/ Kim Janda
Kim Janda

CONSENT

OF

Henry Ji

I, Henry Ji, of PO Box 3531, 6099 Rancho Diegueno, Rancho Santa Fe, CA 92067 hereby consent to: (a) being nominated for election to the Board of Directors of Sorrento Therapeutics, Inc. (the “Board”); (b) being named in a proxy statement and other proxy related materials filed with the United States Securities and Exchange Commission as a nominee for election to the Board; and (c) serving as a director on the Board if elected.

August 7, 2012	/s/ Henry Ji
Henry Ji

CONSENT

OF

Richard Vincent

I, Richard Vincent, of 4732 Finchley Terrace, San Diego, CA 92130 hereby consent to: (a) being nominated for election to the Board of Directors of Sorrento Therapeutics, Inc. (the “Board”); (b) being named in a proxy statement and other proxy related materials filed with the United States Securities and Exchange Commission as a nominee for election to the Board; and (c) serving as a director on the Board if elected.

August 7, 2012	/s/ Richard Vincent
Richard Vincent

1

CONSENT

OF

M. Scott Salka

I, M. Scott Salka, of PO Box 3577, Rancho Santa Fe, CA 92067 hereby consent to: (a) being nominated for election to the Board of Directors of Sorrento Therapeutics, Inc. (the “Board”); (b) being named in a proxy statement and other proxy related materials filed with the United States Securities and Exchange Commission as a nominee for election to the Board; and (c) serving as a director on the Board if elected.

August 7, 2012	/s/ M. Scott Salka
M. Scott Salka

CONSENT

OF

David Webb

I, David Webb, of 2747 Llama Court, Carlsbad, CA 92009 hereby consent to: (a) being nominated for election to the Board of Directors of Sorrento Therapeutics, Inc. (the “Board”); (b) being named in a proxy statement and other proxy related materials filed with the United States Securities and Exchange Commission as a nominee for election to the Board; and (c) serving as a director on the Board if elected.

August 7, 2012	/s/ David Webb
David Webb